SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 18, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina – February 18, 2026 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs that, within the framework of the capital increase through share subscription approved by the Shareholders’ Meeting held on October 30, 2019 and by the Board of Directors on January 20, 2021, for a total of 90,000,000 shares with a nominal value of ARS 1 and one vote per share, and 90,000,000 options granting the right to receive ordinary shares, reaching a maximum total of 180,000,000 shares to be issued, as duly authorized by Resolution No, RESFC-2021-20969-2021 APN-DIR#CNV dated February 8, 2021, issued by the Argentine Securities Commission (the “CNV”), the Company has submitted to said authority a request for authorization to issue an additional 43,735,429 shares, required in the event that all currently outstanding options are exercised.

This request responds to the need to comply with the obligations assumed by the Company and to the adjustments made to the conversion ratio in accordance with the option agreement dated March 11, 2021.

Accordingly, the public offering authorization granted by CNV Resolution No, RESFC-2026-23445-APN-DIR#CNV will allow for the proper and full exercise of the options currently outstanding, authorizing the public offering of 43,735,429 ordinary, book-entry shares, with a nominal value of ARS 1 each and one (1) vote per share, for the future exercise of the options previously authorized by Resolution No, RESFC-2021-20969-APN-DIR#CNV dated February 8, 2021, This authorization is added to the balance of 32,900,367 ordinary shares authorized under the original resolution.

 It is hereby informed that, following the capital increase, the Company’s share capital authorized for public offering will amount, in the event that all options are exercised, to ARS 725,378,233, represented by the same number of ordinary, book-entry shares with a nominal value of ARS 1 each and one (1) vote per share.

 Below is a table showing the evolution of capital and the exercise of options as of November 2025:

CRESUD	Shares
Post capital increase (2021)	591,642,804
Authorization of shares for warrant exercise	90,000,000
Authorized Capital	681,642,804

Capital Evolution and Adjustments
Post capital increase (2021)	591,642,804
Shares issued upon warrant exercise
sep-21	74,370
nov-21	163,813
feb-22	65,079
may-22	142,669
sep-22	76,391
nov-22	7,450
feb-23	1,182,290
may-23	35,017
sep-23	64,162
nov-23	720,912
feb-24	129,449
may-24	2,050,914
sep-24	2,283,822
nov-24	4,501,293
feb-25	1,908,747
may-25	9,025,091
sep-25	17,769,882
nov-25	16,898,282
Current Capital	648,742,437
Balance of shares authorized in 2021	32,900,367
Shares authorized by CNV in 2026	43,735,429
Final Capital*	725,378,233
Warrants outstanding	49,708,631
Current ratio	1.5417

 *In the event that all options are exercised

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 18, 2026
&#xD; &#xD; &#xD;&#xD; &#xD; &#xD;